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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 4


                                      TO

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
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                          CHIPS AND TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                               INTEL CORPORATION
                          INTEL ENTERPRISE CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   170021109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             F. THOMAS DUNLAP, JR.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                         2200 MISSION COLLEGE BOULEVARD
                         SANTA CLARA, CALIFORNIA 95052
                                  408-765-1125
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZING TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                             RICHARD M. RUSSO, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                       1801 CALIFORNIA STREET, SUITE 4100
                             DENVER, COLORADO 80121
                                 (303) 298-5700

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                                  INTRODUCTION


     This Amendment No. 4 dated November 13, 1997 to Tender Offer Statement on
Schedule 14D-1 dated August 1, 1997 (the "Schedule 14D-1") relates to the offer by Intel Enterprise Corporation, a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Chips and Technologies, Inc., a Delaware corporation (the "Company"), and the associated Common Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement dated as of August 23, 1989, between the Company and Bank of America, NT & SA, at a price of $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of August 1, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").


     Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Schedule 14D-1.


ITEM 10.  ADDITIONAL INFORMATION

     Item 10 is hereby amended and supplemented by addition of the following information thereto:


     A copy of the Amendment to Agreement and Plan of Merger, dated as of November 13, 1997, between the Company, Intel and Purchaser is filed as Exhibit
(c)(3) to the Schedule 14D-1 and is incorporated herein by reference.



     A copy of Intel's press release announcing that the Offer has been extended and that the Offer and withdrawal rights will now expire at 8:00 p.m., New York City time, on Tuesday, December 23, 1997, is filed as Exhibit (a)(12) to the
Schedule 14D-1 and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     Item 11 is hereby amended and supplemented by addition of the following exhibits thereto.


     (a)(12) Press release dated November 13, 1997, issued by Intel.



     (c)(3) Amendment to Agreement and Plan of Merger, dated as of November 13, 1997, between the Company, Intel and Purchaser.


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                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 13, 1997

                                          INTEL ENTERPRISE CORPORATION

                                          By /s/  CARY I. KLAFTER
                                             Cary I. Klafter
                                             President

                                   SIGNATURE

     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 13, 1997

                                          INTEL CORPORATION

                                          By /s/  F. THOMAS DUNLAP, JR.
                                             F. Thomas Dunlap, Jr.
                                             Vice-President, General Counsel
                                             and Secretary

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                                    EXHIBIT INDEX

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EXHIBIT                             EXHIBIT INDEX
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
(a)(12)        Press release dated November 13, 1997, issued by Intel.

(c)(3) Amendment to Agreement and Plan of Merger, dated as of November 13, 1997, between the Company, Intel and Purchaser.
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